Highlights second quarter

  The main difference in second quarter and first half results is due to the consolidation of Embratel that began in the third quarter of 2004.

  Notwithstanding the improvement in margins of the subsidiaries in Latin America, consolidated EBITDA and operating margins were lower than last year.

  Despite of the lack of revenue growth in TELMEX Mexico due to price reductions (16% in local service, 44% in DLD and 34% in ILD in the last 5 years) and increased competition in traditional telephone services, the EBITDA and operating margins were maintained at the same levels as a result of operating efficiencies and lower operating costs.

  In the second quarter, data revenues increased 7.9% in Mexico, demonstrating the strength of broadband and corporate networks services. Consolidated data revenues represented 18.5% of the company's total revenues.

  For the six months, the consolidated investment was 798 million dollars in the expansion and modernization of the telecommunications platform. In particular, 64.8% were invested in Mexico, 29.7% in Embratel and 5.5% in Latin America.

  The company's consolidated net debt (4) increased to the equivalent of approximately 1.447 billion dollars, or 32.4%, to 5.907 billion dollars.

  For the six months, consolidated free cash flow (5) was 8,979 million pesos.

  Earnings per share in the quarter were 0.28 pesos and 0.52 dollars per ADR, an annual increase of 47.4% and 62.5%, respectively.

(4) Net debt defined as short-term liabilities plus long-term debt, less cash and equivalents.

(5) Free cash flow is calculated by resources provided by operating activities resulting from variations in working capital, investment in the telephone plant and inventories for the operation.

Consolidated Income Statements

The second quarter 2005 analysis presented here includes the results of the subsidiaries in Latin America including Embratel. Results for the second quarter of 2004 relate to operations in Mexico and, recognize the assets acquired from AT&T Latin America.

Revenues: At June 30, revenues from Telefonos de Mexico and its subsidiaries in Mexico and Latin America rose to 40,174 million pesos, an increase of 26.7% compared with the same period of 2004. The increase primarily was due to the incorporation of the new subsidiaries that were not included in the second quarter of 2004, mainly Embratel. Of total consolidated revenues, voice revenues represented 78.7% and data transmission revenues represented 18.5%. For the six months, consolidated revenues totaled 79,254 million pesos, an increase of 27.2% compared with the same period of last year.

Costs and expenses: Costs and expenses totaled 29,204 million pesos, 35.1% higher than the second quarter of the previous year due to the incorporation of the new subsidiaries. In particular, transport and interconnection costs increased 114.6% representing the highest increase in the quarter, in spite of the fact that in Mexico, the calling party pays rate decreased. Of total costs and expenses, transport and interconnection costs represented 26.2%, cost of sales and services represented 29% and commercial, administrative and general expenses represented 24.3%. For the six months, costs and expenses increased 34.5% totaling 56,650 million pesos.

EBITDA and operating income: EBITDA (1) rose to 16,984 million pesos in the second quarter, 7.9% higher than the same period of 2004, producing an EBITDA margin of 42.3%. Operating income totaled 10,970 million pesos, an increase of 8.7% compared with the previous year, and the margin was 27.3% in the quarter. For the six months, EBITDA and operating income were 35,011 and 22,604 million pesos, producing margins of 44.2% and 28.5%, respectively.

Comprehensive financing cost: Comprehensive financing cost was positive by 573 million pesos in the quarter. This result was due to a net interest charge of 496 million pesos, with an exchange loss of 293 million pesos, a decrease of 71.7% compared with the same period of last year, resulting from the appreciation of the peso to the US dollar and the appreciation of the Brazilian real to the US dollar, and to the hedges that the company made, partially offset by a net monetary gain of 216 million pesos. For the six months, comprehensive financing cost was 1,412 million pesos, 19.8% lower than the same period of last year.

Majority net income: Majority net income rose to 6,530 million pesos in the second quarter, 42.2% higher than the same period of the previous year. Earnings per share for the second quarter, based on the number of shares outstanding at period end, were 0.28 pesos, and earnings per ADR were 0.52 dollars.

Investments: During the six months, 798 million dollars were invested. In Mexico, 518 million dollars were invested with special emphasis in the data and Internet businesses. In Embratel, investments totaled 237 million dollars, of which approximately 99 million dollars were used for their satellite business. In the rest of the operations in Latin America, close to 44 million dollars were used for the development of the infrastructure of the various companies.

Stock split

The Extraordinary Shareholders' Meeting held on April 28, 2005, approved the two-for one stock split; of Series "AA", "A" and "L" shares since May 25, 2005 that gave shareholders' the right to receive two new shares for each previous share that they owned.

Dividends: On April 28, 2005 the Annual Shareholders' Meeting approved the payment of a cash dividend of $0.76 Mexican pesos per outstanding share in four equal payments of $0.19 Mexican pesos per share, resulting from the net tax profit account. Due to the approval of the stock split, the cash dividend will be $0.38 Mexican pesos per share in four equal payments of $0.095 Mexican pesos per share.

Repurchase of shares

During the quarter, the company used 3,495 million pesos to repurchase 359,169,700 of its own shares. For comparable purposes, it is important to consider the 2 for 1 stock split that was carried out on May 25,2005.

Debt: Total debt rose to the equivalent of 8.523 billion dollars compared with 5.482 billion dollars at June 30, 2004. The increase of 3.041 billion dollars or 55.5% is mainly explained by TELMEX's indebtedness related to the placement of bonds for 1.750 billion dollars as well as for the consolidation of Embratel's debt of 507 million dollars. Of total debt, 19.3% is short-term, 91% is in foreign currency (19.9% considering hedges) and 52.3% carries a fixed rate (67.9% considering swaps). At June 30, TELMEX carried out interest rate swaps for 14,390 million pesos, producing a new fixed rate of 9.3%, and currency hedges for 6.056 billion dollars, of which 96.8% is related to hedges of pesos to dollars and the rest to hedges of reais and other currencies to dollars.

During the second quarter, TELMEX repurchased in the market 326 million dollars (nominal value) of its 1.5 billion dollars Senior Notes due in January 2006.

At June 30, 2005, the company's consolidated net debt (4) increased to the equivalent of 1.447 billion dollars totaling 5.907 billion dollars.

Free cash flow (5)

For the six months, resources provided by operating activities were 21,380 million pesos resulting from variations in working capital, investment in the telephone plant and inventories for the operation, generated free cash flow of 8,979 million pesos.

Highlights

EMBRATEL'S RIGHTS OFFERING

On May 3, 2005, the leftover rounds concluded for the rights offering placement in the Sao Paulo Stock Exchange (BOVESPA) and the financial amount subscribed was 1,823 million reais. With this transaction, TELMEX's participation rose to 95.1% of common shares, 45.4% of preferred shares and 63.9% of the total capital.

NET

TELMEX directly and indirectly acquired an equity interest in Net Serviços de Comunicação (Net), S.A. As a result, TELMEX holds 37.1% of the total capital.

MCI

On April 9, 2005, TELMEX and other related entities entered into an agreement to sell MCI shares to Verizon Communications, Inc. (Verizon). The sale agreement provides that Verizon will pay 25.72 dollars in cash per share of MCI common stock. On May 17, the transaction was closed between a subsidiary of TELMEX and other related entities and a subsidiary of Verizon Communications Inc. for an aggregate cash consideration of approximately US$1.1 billion. In addition, these selling shareholders also have the right to receive from Verizon an additional cash payment to the extent the trading value of Verizon's common stock is greater than US$35.52 during a measurement period ending immediately prior to April 9, 2006. In TELMEX's financial statements, an extraordinary income of 659 million dollars was recognized in May 2005 as a result of the sale of those shares.

Mexico Operating Results

Lines in service

From April to June, net line gain was 316 thousand lines, as a result of 485 thousand connections and 169 thousand disconnections. At June 30, TELMEX had 17 million 852 thousand lines in service, an annual increase of 8.4%. For the six months, 679 thousand lines were added as a result of 986 thousand connections and 307 thousand disconnections.

Of the additions during the quarter, the prepaid system generated 53.4%, bringing the total of Multifon lines to 1 million 541 thousand.

Local traffic

During the quarter, 6,622 million local calls were made, a decrease of 1.3% compared with the same period of the previous year. For the six months, local calls totaled 13,263 million, 1.5% lower than the same period of last year. The decrease was mainly due to wireless competition as well as for higher Internet use.

Long distance traffic

In the second quarter, domestic long distance (DLD) traffic totaled 4,501 million minutes, 8.2% higher than the same period of 2004. In the first half, DLD traffic totaled 8,798 million minutes, an increase of 7.5%. International long distance (ILD) outgoing minutes increased 7%, totaling 444 million minutes. Incoming ILD minutes totaled 1,184 million minutes, 5.9% higher than the same period of 2004. The incoming-outgoing ratio was 2.7. For the six months, ILD outgoing minutes totaled 881 million minutes and ILD incoming minutes were 2,424 million minutes, an increase of 5.6% and 13.2%, respectively.

Interconnection

Interconnection traffic totaled 8,812 million minutes during the quarter, 17.5% more than in the same period of the previous year. Traffic originated by the cellular system and terminated on TELMEX's network totaled 1,455 million minutes and represented 16.5% of total interconnection traffic. Interconnection traffic generated by local and long distance operators totaled 5,660 million minutes and represented 64.2% of total interconnection traffic.

Corporate networks

The corporate market of data transmission added 65 thousand 64 Kbps billed line equivalents during the second quarter. At June 30, TELMEX had 1.7 million billed line equivalents, 31.6% more than the same period of 2004. Ports equivalents related to the corporate networks market totaled 482 thousand units, an annual increase of 102.3%. In the quarter, 118 thousand services were added.

Internet

At June 30, there were approximately 1.9 million Internet access accounts, an annual increase of 24.2%. During the quarter, 72 thousand accounts were added and 186 thousand accounts in the six months. Of this total, ADSL accounts totaled 772 thousand at the end of June, an annual increase of 127.4%. In the second quarter, 106 thousand Infinitum (ADSL) accounts were added and 211 thousand in the first half.

Mexico Financial Results

Revenues: In the second quarter, total revenues from operations in Mexico totaled 29,918 million pesos, 3.9% lower than the same period of the previous year. Revenues from corporate networks and Internet access increased 7.9% and continue with the highest growth rate. For the six months, the company's revenues decreased 2.6% totaling 59,908 million pesos.

  Local: Local revenues decreased 5.6% due to the decrease of local traffic and local rates in real terms. For the first half, these revenues decreased 4.3%.

  DLD: Revenues decreased 1.1% due to the rate reduction in real terms that were not offset by higher traffic volume. For the six months, the annual decrease was 2.9%.

  ILD: Revenues decreased 6.9% compared with last year's second quarter. ILD billed traffic totaled 1,575 million pesos in the quarter, 4.7% lower than the same period of 2004. International settlement revenues totaled 764 million pesos, a decrease of 11.1% compared with the same quarter of the previous year. In both cases, lower revenues were because incoming and outgoing traffic did not offset the rate reduction per minute in real terms. For the six months, total ILD revenues, billed traffic revenues and international settlement revenues decreased 2.3%, 1.8% and 3.2%, respectively compared with the same period of last year.

  Interconnection: In the second quarter, traffic from fixed lines to cellular subscribers increased 3.3% but interconnection revenues decreased 9.4%. Nevertheless, interconnection traffic generated by long distance, local and cellular operators partially offset the rate reduction of calling party pays. For the six months, total interconnection revenues decreased 7.1%.

  Corporate networks: Revenues from services related to data transmission and private and managed networks increased 1.5% due to the increase in line equivalents in operation and port equivalents access. For the first half, these revenues increased 3.3%.

  Internet: Revenues of services related to the Internet platform rose 17.6% due to the increase in the number of high-speed users (Infinitum). These revenues continue with the highest growth rate. From January to June, Internet revenues increased 17%.

Costs and expenses: In the second quarter, costs and expenses from the operations in Mexico totaled 19,454 million pesos, a decrease of 7.1% compared with the same period of 2004. This decrease was due to lower costs of sales and services, lower interconnection costs related to the reduction of the calling party pays rate and lower depreciation and amortization.

  Cost of sales and services: Cost of sales and services decreased 5.2% mainly due to the change in the accounting policy for PC costs related to Internet services since January 2005, under which costs will be booked over the life of the customer contract rather than taken when the company purchases the PC, as was the practice in 2004, as well as for lower charges in pensions and seniority premiums, travel expenses, costs of directories, insurance and settlement cost.

  Commercial, administrative and general: Commercial, administrative and general expenses increased 3.4% in the quarter due to third party services for the maintenance and growth of the telephone plant.

  Transport and interconnection: Transport and interconnection costs decreased 9.1% due to the reduction of the calling party pays rate, the main component of this item.

  Depreciation and amortization: Depreciation and amortization decreased 17.2% due to a lower level of assets to be depreciated and to the impact of the exchange and inflation rates.

EBITDA and operating income: EBITDA (1) totaled 14,996 million pesos in the second quarter, 4.3% lower than the same period of 2004. The EBITDA margin was 50.1%; similar to last year's second quarter. Operating income totaled 10,464 million pesos; an increase of 2.6% compared with the previous year and the operating margin was 35% in the quarter, an increase of 2.3 percentage points compared with the same period of the previous year. For the first half, EBITDA decreased 0.3% totaling 30,921 million pesos producing a margin of 51.6%. The operating margin for the six months was 35.8% reaching operating income of 21,468 million pesos, an annual increase of 5.6%.

Investments: In Mexico, 518 million dollars were invested in the six months, of which 32.8% were used for the development and expansion of new generation services platforms like broadband Internet access and services related to access the public data network and technological convergence. Additionally, 45.2% was invested in basic access and expansion of the telephone plant and 5.9% in social telephony projects in Mexico.

Debt: Debt rose to the equivalent of 7.967 billion dollars, of which 18.7% is short-term, 90.9% is in foreign currency (17.3% considering hedges), and 51.5% carries a fixed rate (68.2% considering interest rate swaps).

Net indebtedness (4) in Mexico increased 27% to 5.680 billion dollars, related to new debt of 1.750 billion dollars offset by the repurchase of 326 million dollars of Senior Notes due January 2006.

Latin America Financial Results

The financial information presented here is calculated in the currency of the country in which each Latin America subsidiary operates, according to that country's generally accepted accounting principles, and is based on continuing operations.

Brazil

Revenues from the operations in Brazil during the second quarter totaled 1,899 million reais, 2.9% higher than the same period of 2004. The increase of 1.5% in revenues was mainly due to the long distance business representing 62.9% of total revenues in the country. Data services represented 24.4% of total revenues and increased 1.1%. Local service revenues increased 8.1%. Costs and expenses in the quarter totaled 1,741 million reais, 3.1% lower than in 2004. Costs of sales and services increased 2.4% and totaled 187 million reais. Transport and interconnection costs increased 5.5% and represented 52.2% of total costs and expenses. Commercial, administrative and general expenses decreased 17.5% in the quarter. Operating income in the quarter was 158 million reais, producing an operating margin of 8.3%. EBITDA (1) totaled 433 million reais, 22.6% higher than the same period of 2004, with a margin of 22.8%.

Chile

Revenues from the operations in Chile during the second quarter totaled 15,968 million Chilean pesos, 14.4% higher than the previous year. The corporate networks and Internet businesses represented 31.2% of total revenues and increased 6.2%. The voice business represented 66.2% of total revenues and increased 15.9%. Its improved performance reflected higher domestic and international long distance rates. Costs and expenses were 15,458 million Chilean pesos in the quarter, 4.5% lower than in 2004. Transport and interconnection increased 17.2%, offset by a 29% decline in commercial, administrative and general expenses. Operating income totaled 510 million Chilean pesos compared with an operating loss of 2,227 million Chilean pesos in the same period of 2004. The operating margin for the quarter was 3.2%. EBITDA (1) totaled 3,085 million Chilean pesos, up 19.4 percentage points, producing a margin of 19.3%.

Argentina

Revenues from the operations in Argentina during the second quarter totaled 68 million Argentinean pesos, 31.9% higher than in 2004. The corporate networks and Internet businesses that represented 47.7% of total revenues increased 34.6% due to the addition of several corporate customers. The voice business that represented 51.8% of total revenues increased 29.9% due to higher interconnection revenues. Operating costs and expenses increased 8.1% and totaled 67 million Argentinean pesos in the quarter. Transport and interconnection cost reflected the highest increase that was 24%, and represented 48.1% of total cost and expenses. In the quarter, operating income totaled 1 million Argentinean pesos compared with an operating loss of 10 million Argentinean pesos in last year's second quarter. The operating margin was 1.8%, an increase of 21.8 percentage points compared with the same period of the previous year. EBITDA (1) totaled 9 million Argentinean pesos, compared with 2 million Argentinean pesos in the same period of 2004.

Colombia

Revenues from these operations during the second quarter totaled 24,199 million Colombian pesos, 22.1% higher than in 2004. Most of the revenues in Colombia are comprised of services related to data transmission; therefore the increase in revenues was due to the higher number of line equivalents for data transmission. Costs and expenses decreased 2.3%. Among total costs and expenses, 27.6% corresponded to transport and interconnection and reflected an increase of 19.7%. Commercial, administrative and general expenses increased 17% and represented 23.1% of total costs and expenses. Depreciation in the quarter decreased 30.6% in the quarter. Operating income for the quarter totaled 3,272 million Colombian pesos compared with an operating loss of 1,604 million Colombian pesos in the same period of last year. The operating margin was 13.5%, 21.6 percentage points higher than the same period of 2004. EBITDA (1) totaled 8,730 million Colombian pesos in the quarter, 39.6% more than the same period of last year, and produced a margin of 36.1%, 4.5 percentage points higher than last year's second quarter.

Peru

Revenues from operations in Peru during the second quarter totaled 44 million new soles, 9.3% higher than the previous year. The voice business, which represented 66.4% of total revenues, increased 20.3% due to growth in telephone traffic, mainly from the increase in digital trunks serving the corporate market as well as interconnection traffic growth. Costs and expenses in the quarter increased 5% due to the increase of 30.1% in transport and interconnection costs, which represented 43.7% of total costs and expenses. Depreciation increased 3.6% as a result of the capitalization of assets, including some from previous years. These items were partially offset by cost control initiatives that produced an 18.5% decrease in commercial, administrative and general expenses and by a 10.6% decrease in cost of sales and services. The operating loss in the quarter totaled 3 million new soles. EBITDA (1) totaled 9 million new soles, producing a margin of 19.5%, an increase of 2.9 percentage points compared with last year's second quarter.

Consolidated Relevant Figures

The second quarter 2005 analysis presented here includes the results of the subsidiaries in Latin America, including Embratel. Results for the second quarter of 2004 relate to operations in Mexico and recognize the assets acquired from AT&T Latin America.

(millions of Mexican constant pesos as of June 2005 unless otherwise indicated)

					%		6 months		6 months	%
		2Q 2005		2Q 2004	Inc.		2005		2004	Inc.

Revenues	Ps.	40,174	Ps.	31,708	26.7	Ps.	79,254	Ps.	62,292	27.2
EBITDA (1)		16,984		15,740	7.9		35,011		31,113	12.5
EBITDA margin (%)		42.3		49.6	(7.4)		44.2		49.9	(5.8)
Operating income		10,970		10,094	8.7		22,604		20,188	12.0
Operating margin (%)		27.3		31.8	(4.5)		28.5		32.4	(3.9)
Net income		6,530		4,591	42.2		12,830		10,332	24.2
Earnings per share (pesos) (2)		0.28		0.19	47.4		0.56		0.43	30.2
Earnings per ADR (dollars) (3)		0.52		0.32	62.5		1.03		0.72	43.1
Outstanding shares (millions) (2)		22,952		24,238	(5.3)		22,952		24,238	(5.3)
Equivalent ADRs (millions) (3)		1,148		1,212	(5.3)		1,148		1,212	(5.3)

(1) EBITDA: defined as operating income plus depreciation and amortization. Go to telmex.com in the Investor Relations section where you will find the reconciliation of EBITDA to operating income.
(2) Considers in retroactive form, the effect of the stock split of 2 new shares per each previous share approved since May 25, 2005.
(3) One ADR represents 20 shares.
Mexico Financial Results

[ millions of Mexican constant pesos as of June 2005]

					%		6 months		6 months	%
		2Q 2005		2Q 2004	Inc.		2005		2004	Inc.

Revenues	Ps.	29,918	Ps.	31,137	(3.9)	Ps.	59,908	Ps.	61,535	(2.6)
EBITDA		14,996		15,669	(4.3)		30,921		31,015	(0.3)
EBITDA margin (%)		50.1		50.3	(0.2)		51.6		50.4	1.2
Operating income		10,464		10,197	2.6		21,468		20,323	5.6
Operating margin (%)		35.0		32.7	2.3		35.8		33.0	2.8

Latin America Financial Results

The financial information presented here is calculated in the currency of the country in which each Latin America subsidiary operates, according to that country's generally accepted accounting principles, and is based on continuing operations.

Brazil

					%		6 months		6 months	%
		2Q 2005		2Q 2004	Inc.		2005		2004	Inc.
(millions of Brazilian reais of each period)

Revenues		$1,898.6		$1,845.4	2.9		$3,834.5		$3,779.3	1.5
EBITDA		433.0		353.3	22.6		907.9		808.0	12.4
EBITDA margin (%)		22.8		19.1	3.7		23.7		21.4	2.3
Operating Income		157.7		49.6	217.9		353.7		197.4	79.2
Operating margin (%)		8.3		2.7	5.6		9.2		5.2	4.0

Chile

					%		6 months		6 months	%
		2Q 2005		2Q 2004	Inc.		2005		2004	Inc.
(millions of Chilean pesos as of June 2005)

Revenues		$15,968.1		$13,962.2	14.4		$31,692.3		$27,329.7	16.0
EBITDA		3,085.2		(8.2)	NA		6,143.5		1,467.9	318.5
EBITDA margin (%)		19.3		(0.1)	19.4		19.4		5.4	14.0
Operating Income		510.3		(2,227.4)	NA		917.1		(3,433.4)	NA
Operating margin (%)		3.2		(16.0)	19.2		2.9		(12.6)	15.5

Argentina

					%		6 months		6 months	%
		2Q 2005		2Q 2004	Inc.		2005		2004	Inc.
(millions of Argentinean pesos of each period)

Revenues		$67.8		$51.4	31.9		$134.4		$101.8	32.0
EBITDA		9.3		1.6	481.3		20.6		1.4	NA
EBITDA margin (%)		13.7		3.1	10.6		15.3		1.4	13.9
Operating Income		1.2		(10.3)	NA		5.0		(17.3)	NA
Operating margin (%)		1.8		(20.0)	21.8		3.7		(17.0)	20.7

Colombia

					%		6 months		6 months	%
		2Q 2005		2Q 2004	Inc.		2005		2004	Inc.
(millions of Colombian pesos of each period)

Revenues		$24,198.8		$19,816.5	22.1		$46,740.5		$40,429.2	15.6
EBITDA		8,729.5		6,255.2	39.6		16,920.0		12,152.2	39.2
EBITDA margin (%)		36.1		31.6	4.5		36.2		30.1	6.1
Operating Income		3,271.9		(1,603.6)	NA		6,098.9		(573.1)	NA
Operating margin (%)		13.5		(8.1)	21.6		13.0		(1.4)	14.4

Peru

					%		6 months		6 months	%
		2Q 2005		2Q 2004	Inc.		2005		2004	Inc.
(millions of New Soles of each period)

Revenues		$43.7		$40.0	9.3		$87.4		$80.0	9.3
EBITDA		8.5		6.6	28.8		19.1		11.9	60.5
EBITDA margin (%)		19.5		16.6	2.9		21.9		14.9	7.0
Operating Income		(2.8)		(4.4)	NA		(3.5)		(10.2)	NA
Operating margin (%)		(6.5)		(10.9)	4.4		(4.0)		(12.7)	8.7

Consolidated Income Statements

The second quarter 2005 analysis presented here includes the results of the subsidiaries in Latin America, including Embratel. Results for the second quarter of 2004 relate to operations in Mexico and recognize the assets acquired from AT&T Latin America.

Consolidated Balance Sheets
[ millions of Mexican constant pesos as of June 2005 ]
					%		6 months		6 months	%
		2Q 2005		2Q 2004	Inc.		2005		2004	Inc.
Revenues
Local	Ps.	14,243	Ps.	14,455	(1.5)	Ps.	28,499	Ps.	28,530	(0.1)
Domestic long distance		8,424		4,404	91.3		17,383		8,801	97.5
International long distance		3,437		2,613	31.5		6,644		4,986	33.3
Interconnection		5,499		4,796	14.7		10,102		9,367	7.8
Corporate networks		4,754		2,612	82.0		9,112		5,106	78.5
Internet		2,666		1,734	53.8		5,140		3,330	54.4
Others		1,151		1,094	5.3		2,374		2,172	9.3
Total		40,174		31,708	26.7		79,254		62,292	27.2

Costs and Expenses
Cost of sales and services		8,461		7,710	9.7		16,122		14,944	7.9
Commercial, administrative and general		7,082		4,694	50.9		13,554		9,320	45.4
Transport and interconnection		7,647		3,564	114.6		14,567		6,915	110.7
Depreciation and amortization		6,014		5,646	6.5		12,407		10,925	13.6
Total		29,204		21,614	35.1		56,650		42,104	34.5

Operating income		10,970		10,094	8.7		22,604		20,188	12.0

Comprehensive financing cost
Net interest		496		731	(32.1)		1,243		1,806	(31.2)
Exchange loss, net		293		1,034	(71.7)		865		703	23.0
Monetary gain, net		(216)		(45)	381.7		(696)		(750)	(7.2)
Total		573		1,720	(66.7)		1,412		1,759	(19.8)

Income before tax and employee profit sharing		10,397		8,374	24.2		21,192		18,429	15.0

Provisions for income tax and employee profit sharing		3,653		3,770	(3.1)		7,926		8,055	(1.6)

Income before equity in results of affiliates and		6,744		4,604	46.5		13,266		10,374	27.9
minority interest
Equity in results of affiliates		(24)		(13)	84.4		(43)		(42)	3.3
Minority interest		(190)		-	NA		(393)		-	NA

Majority net income	Ps.	6,530	Ps.	4,591	42.2	Ps.	12,830	Ps.	10,332	24.2

EBITDA (1)	Ps.	16,984	Ps.	15,740	7.9	Ps.	35,011	Ps.	31,113	12.5

EBITDA margin (%)		42.3		49.6	(7.4)		44.2		49.9	(5.8)
Operating margin (%)		27.3		31.8	(4.5)		28.5		32.4	(3.9)

International Operations

		% of	Acquisition	Consolidation	Local exchange	Inflation
Company	Country	ownership	date	date	rate to US dollar	2nd quarter

TELMEX Argentina	Argentina	100.0	February 24,2004	March 1, 2004	2.894	2.92%
Techtel	Argentina	93.3	April 19, 2004	May 1, 2004	2.894	2.92%
Metrored	Argentina	93.3	June 30, 2004	July 1, 2004	2.894	2.92%
TELMEX do Brasil	Brazil	100.0	February 24, 2004	March 1, 2004	2.350	0.20%
Embratel	Brazil	63.9	July 23, 2004	August 1, 2004	2.350	0.20%
TELMEX Chile	Chile	100.0	February 24,2004	March 1, 2004	578.920	1.81%
TELMEX Corp. (Chilesat)	Chile	99.3	June 8, 2004	July 1, 2004	578.920	1.81%
TELMEX Colombia	Colombia	100.0	February 24, 2004	March 1, 2004	2,323.190	1.63%
TELMEX Peru	Peru	100.0	February 24, 2004	March 1, 2004	3.254	0.58%
Net	Brazil	37.1	January 31, 2005	NA	2.350	0.20%

The results of international operations were converted from local currency to US dollars and for consolidation to Mexican pesos. The exchange rate used from pesos to US dollars was 10.8428 Mexican pesos per US dollar.

The second quarter 2005 analysis presented here includes the results of the subsidiaries in Latin America, including Embratel. Results for the second quarter of 2004 relate to operations in Mexico and recognize the assets acquired from AT&T Latin America.

Consolidated Balance Sheets
[ milions of Mexican constant pesos as of June 2005]

		June		June
		2005		2004
Assets
Cash and short-term investments	Ps.	28,263	Ps.	6,932
Other current assets		34,054		31,413
Plant, property and equipment, net		148,556		128,016
Other assets		7,494		4,095
Goodwill		6,918		1,143
Projected net asset		23,732		24,479
Deferred taxes		5,925		-
Total assets	Ps.	254,942	Ps.	196,078

Liabilities and stockholders' equity
Current portion of long-term debt	Ps.	17,836	Ps.	15,075
Other current liabilities		32,471		21,099
Long-term debt		74,581		50,193
Labor obligations		1,872		-
Deferred taxes		16,335		21,657
Total liabilities		143,095		108,024
Stockholders' equity
Majority sotckholders' equity		100,328		87,900
Minority interest		11,519		154
Total stockholders' equity		111,847		88,054
Total liabilities and stockholders' equity	Ps.	254,942	Ps.	196,078

Consolidated Free (5) and Net Cash Flow
(millions of Mexican constant pesos as of June 2005)

		June 2005

Net Income	Ps.	12,830

+ Depreciation and amortization		12,407
+ Items not requiring the use of resources		(3,857)

Resources provided by operating activities		21,380

- Working capital		3,323
- Investment in the telephone plant		8,806
- Inventories for the operation		272

Free cash flow		8,979

Resources used:
- Share repurchase		6,882
- Dividend payments		4,166
- Acquisition of companies		3,394
- Financing amortizations		14,941

Resources provided:
+ New financing		20,070
+ Embratel capital increase		954
+ Sale of MCI shares		7,144

Net cash flow	Ps.	7,764

Mexico Financial Results

Mexico Income Statements
[ millions of Mexican constant pesos as of June 2005]
					%		6 months		6 months	%
		2Q 2005		2Q 2004	Inc.		2005		2004	Inc.
Revenues
Local	Ps.	13,596	Ps.	14,403	(5.6)	Ps.	27,257	Ps.	28,478	(4.3)
Domestic long distance		4,264		4,313	(1.1)		8,456		8,709	(2.9)
International long distance		2,339		2,512	(6.9)		4,773		4,885	(2.3)
Interconection		4,308		4,753	(9.4)		8,659		9,319	(7.1)
Corporate networks		2,513		2,476	1.5		4,950		4,790	3.3
Internet		1,928		1,640	17.6		3,787		3,236	17.0
Others		970		1,040	(6.8)		2,026		2,118	(4.3)
Total		29,918		31,137	(3.9)		59,908		61,535	(2.6)

Costs and Expenses
Cost of sales and services		7,248		7,644	(5.2)		13,996		14,837	(5.7)
Commercial, administrative and general		4,638		4,485	3.4		8,967		9,048	(0.9)
Transport and interconnection		3,036		3,339	(9.1)		6,024		6,635	(9.2)
Depreciation and amortization		4,532		5,472	(17.2)		9,453		10,692	(11.6)
Total		19,454		20,940	(7.1)		38,440		41,212	(6.7)

Operating income	Ps.	10,464	Ps.	10,197	2.6	Ps.	21,468	Ps.	20,323	5.6

EBITDA (1)	Ps.	14,996	Ps.	15,669	(4.3)	Ps.	30,921	Ps.	31,015	(0.3)

EBITDA margin (%)		50.1		50.3	(0.2)		51.6		50.4	1.2
Operating margin (%)		35.0		32.7	2.3		35.8		33.0	2.8

Mexico Balance Sheets
[ milions of Mexican constant pesos as of June 2005]
							June		June
							2005		2004
Assets
Cash and short-term investments						Ps.	24,694	Ps.	6,696
Other current assets							23,754		30,483
Investment in non-consolidated subsidiaries (6)							28,751		4,654
Plant, property and equipment, net							119,059		125,606
Other assets							3,915		3,334
Projected net asset							23,732		24,479
Total assets						Ps.	223,905	Ps.	195,252

Liabilities and stockholders' equity
Current portion of long-term debt						Ps.	16,120	Ps.	15,064
Other current liabilities							20,855		20,520
Long-term debt							70,267		50,111
Deferred taxes							16,335		21,657
Total liabilities							123,577		107,352

Total stockholders' equity							100,328		87,900
Total liabilities and stockholders' equity						Ps.	223,905	Ps.	195,252
(6) Corresponds to subsidiaries in Latin America.

Mexico Operating Results

						% Inc. vs.
	2Q 2005	1Q 2005	4Q 2004	3Q 2004	2Q 2004	2Q 2004

Lines in service (thousand units)	17,852	17,536	17,172	16,816	16,466	8.4
Connections	485	501	590	547	523	(7.2)
Disconnections	169	138	235	197	140	20.9
Gain	316	364	356	351	383	(17.5)
Multifon Hogar	1,541	1,372	1,188	1,015	899	71.3
Penetration (%)
Digital services	40.1	39.2	38.2	37.4	36.5	3.6
Free Voice mail (Buzon TELMEX)	46.1	43.7	42.2	40.9	39.4	6.7

Local Traffic
[ million units ]

Local calls	6,622	6,642	6,583	6,736	6,709	(1.3)
Interconnection minutes	8,812	8,373	8,089	7,817	7,502	17.5

Long Distance Traffic
[ million minutes]

Domestic long distance	4,501	4,297	4,190	4,322	4,158	8.2
International long distance
(incoming and outgoing)	1,627	1,677	1,628	1,694	1,532	6.2

Billed line equivalents 64kbps (thousands)	1,668	1,604	1,517	1,374	1,268	31.6
Internet (thousands)	1,927	1,855	1,741	1,604	1,552	24.2
Prodigy (Dial-up)	1,146	1,176	1,167	1,134	1,198	(4.3)
Infinitum (ADSL)	772	665	560	456	339	127.4
Penetration (%)	12.8	12.4	11.8	11.0	10.8	2.0

Mexico Local and Long Distance Accounting Separation

Based on Condition 7-5 of the Amendments of the Concession Title of Telefonos de Mexico, the
commitment to present the accounting of the local and long distance services is presented below for the second quarter of 2005 and 2004.

Mexico Local Service Business

Income Statements
[ million of Mexican constant pesos as of June 2005 ]
					%		6 months		6 months	%
		2Q 2005		2Q 2004	Inc.		2005		2005	Inc.
Revenues
Access, rent and measured service	Ps.	13,554	Ps.	14,350	(5.5)	Ps.	27,202	Ps.	28,392	(4.2)
Recovery of LADA
special projects		-		629	NA		-		1,173	NA
LADA interconnection		1,022		1,189	(14.0)		2,048		2,218	(7.7)
Interconnection with operators		380		374	1.6		818		664	23.2
Interconnection with cellular		3,914		4,380	(10.6)		7,827		8,656	(9.6)
Other		2,161		2,385	(9.4)		4,243		4,637	(8.5)
Total		21,031		23,307	(9.8)		42,138		45,740	(7.9)

Costs and expenses
Cost of sales and services		5,434		5,423	0.2		10,450		10,338	1.1
Commercial, administrative and general		3,851		4,050	(4.9)		7,524		7,791	(3.4)
Interconnection		2,977		3,289	(9.5)		5,908		6,541	(9.7)
Depreciation and amortization		3,011		3,710	(18.8)		6,288		7,169	(12.3)
Total		15,273		16,472	(7.3)		30,170		31,839	(5.2)

Operating income	Ps.	5,758	Ps.	6,835	(15.8)	Ps.	11,968	Ps.	13,901	(13.9)

EBITDA (1)	Ps.	8,769	Ps.	10,545	(16.8)	Ps.	18,256	Ps.	21,070	(13.4)

EBITDA margin (%)		41.7		45.2	(3.5)		43.3		46.1	(2.8)
Operating margin (%)		27.4		29.3	(1.9)		28.4		30.4	(2.0)

Mexico Long Distance Service Business

Income Statements
[ millions of Mexican constant pesos as of June 2005 ]
					%		6 months		6 months	%
		2Q 2005		2Q 2004	Inc.		2005		2005	Inc.
Revenues
Domestic long distance	Ps.	4,073	Ps.	4,094	(0.5)	Ps.	8,055	Ps.	8,270	(2.6)
International long distance		2,053		2,236	(8.2)		4,183		4,333	(3.5)
Total		6,126		6,330	(3.2)		12,238		12,603	(2.9)

Costs and expenses
Cost of sales and services		1,360		1,541	(11.7)		2,686		2,917	(7.9)
Commercial, administrative and general		1,253		1,231	1.8		2,501		2,498	0.1
Interconnection to the local network		896		1,047	(14.4)		1,805		2,015	(10.4)
Cost of LADA special projects		-		548	NA		-		1,055	NA
Depreciation and amortization		597		773	(22.8)		1,265		1,494	(15.3)
Total		4,106		5,140	(20.1)		8,257		9,979	(17.3)

Operating income	Ps.	2,020	Ps.	1,190	69.7	Ps.	3,981	Ps.	2,624	51.7

EBITDA (1)	Ps.	2,617	Ps.	1,963	33.3	Ps.	5,246	Ps.	4,118	27.4

EBITDA margin (%)		42.7		31.0	11.7		42.9		32.7	10.2
Operating margin (%)		33.0		18.8	14.2		32.5		20.8	11.7